New Energy Technologies, Inc.

3905 National Drive

Suite 110

Burtonsville, Maryland 20866

By Edgar

February 26, 2010

United States Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20548

Attention: H. Christopher Owings, Assistant Director

Mail Stop 4631

Re:       New Energy Technologies, Inc.--Response to Letter dated February 16, 2010, Regarding the Pre     Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-162417) Filed on October 9, 2009 (the “Registration Statement”).

Dear Sir:

            I am authorized by New Energy Technologies, Inc (the “Company”) to submit the following responses on its behalf to your letter of February 16, 2010  (the “February 16th Letter”) setting forth various comments (collectively, the “Staff Comments”) with respect to the Registration Statement on Form S-1. The numbered responses are keyed sequentially to the numbered paragraphs in the February16th Letter.

            A Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No.2”) addressing the Staff’s comments as set forth in the February 16th Letter has been simultaneously filed with the Securities and Exchange Commission. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in Amendment No.2. Page references are to Amendment No. 2 as filed.

Comment No. 1.          Please respond to the comments we issued by separate letter dated January 28, 2010 on your Form 10-K prior to requesting acceleration of effectiveness of  the registration statement.

Company Response:   The Company has filed its response to your separate letter dated January 28, 2010.  A copy of its response letter is attached hereto as Exhibit A.

Comment No. 2.          We note your response to prior comment 4; however, we believe it is premature to register for resale shares underlying options which may never vest, or which are subject to significant time and/or performance conditions having been met. Based on your disclosure, we believe you are registering 50,000 shares subject to unvested options for resale by Messrs. Bhogal, Livesey and Sierchio. Please remove these shares from the registration statement. We do not object to registering the resale of shares underlying vested options held by any selling shareholder.

Company Response:   The Company has reduced the number of shares underlying granted options from 490,000 to 350,000. This represents a reduction of a total of 140,000 shares versus the 150,000 shares noted by the Staff as a result of an additional 10,000 options granted to Mr. Livesey having vested in February of 2010.

Comment No.3.           We note your response to prior comment 24. Please tell us supplementally what five shareholders own 59% of your outstanding common stock, as you disclose in the risk factors. Based on the information in the beneficial ownership table, your principal stockholder and management only own 25,489,600 shares, or 43.5% of your outstanding 58,600,600 shares outstanding.

Company Response:   In addition to the 25,489,600 shares owned by the Company’s principal stockholder and management, as noted in the Registration Statement, an additional 10,265,000 shares are owned by four unaffiliated stockholders as as set forth below.

Stockholders	No. of Shares Beneficially Owned Prior to the Offering	Percentage of Issued and Outstanding Shares Owned Prior to the Offering
1420524 Alberta Ltd.	2,800,000	4.7%
1420468 Alberta Ltd.	2,800,000	4.7%
1420527 Alberta Ltd.	2,800,000	4.7%
Michael and Betsy Brauser TBE	1,865,000	3.1%
Total	10,265,000	17.2%

Comment No. 4.          As requested in prior comment 26, please describe the transaction in which Mr. Patel acquired his shares. Footnote 10 only states that the number of shares attributed to him "includes" options to purchase up to 250,000 shares. Please clarify whether these shares underlie options that have already vested.

Company Response:   Footnote 10 has been revised to reflect the fact that all of the shares registered on behalf of Mr. Patel are shares issuable upon vested options.

Comment No. 5.          Please file Exhibit 21.1 with your next amendment.

Company Response:   Exhibit 21.1 has been filed.

Comment No. 6.          Exhibit 5.1 appears to relate to the 10,190,000 shares being registered for resale by the selling shareholders. As such, please revise the first sentence of the opinion to refer to the resale of shares by the selling shareholders, rather than by the company. Please also revise the penultimate paragraph of the opinion to link counsel's opinion to the issuance, delivery and payment for the Option Shares as such terms are described in the registration statement.

Company Response:   A revised and update opinion has been filed as Exhibit 5.1 incorporating the noted changes.

Comment No. 7.          Exhibit 5.2 appears to relate to the 10 million shares being offered by the company. Please revise the first paragraph of the opinion to refer to the sale, as opposed to the resale of these shares.

Company Response:   A revised and update opinion has been filed as Exhibit 5.2 incorporating the noted changes.

As previously noted, the filing has been generally updated and otherwise revised as appropriate.

            We hope that you find the foregoing responsive to your comments.

Very truly yours

New Energy Technologies, Inc.

By: /s/ Meetesh Patel

Name: Meetesh Patel

Title:    President and Chief Executive Officer

cc.        Joseph Sierchio, Esq.